

January 3, 2011

Via Facsimile ((510) 834-8309) and U.S. Mail

Paul Derenthal, Esq.
Derenthal & Dannhauser, LLP
1999 Harrison Street, Suite 2650
Oakland, CA 94612

>   **Re: Inland American Real Estate Investment Trust, Inc.**
>   **Schedule TO-T/A**
>   **Filed December 23, 2010 by Lapis Investment Business Trust**
>   **File No. 005-85811**

Dear Mr. Derenthal:

We have reviewed your filing and have the following comments.

Offer to Purchase

Summary Term Sheet

1.   We reissue prior comment 1.

2.   We reissue prior comment 4. While we note the guidance you referenced in your response, we also note that the target of your tender offer is not a limited partnership and that your offer document does not disclose the anticipated time frame for settlement if it is expected to be delayed for the stated reasons.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions